FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 7, 2006

Commission File Number     001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not r equired to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, ” AU Optronics Corp. June 2006 Consolidated Revenues Totaled NT$18.2 Billion”, dated July 7, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 7, 2006	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. June 2006 Consolidated Revenues Totaled
NT$18.2 Billion

Issued by: AU Optronics Corp.
Issued on: July 7, 2006

Hsinchu, Taiwan, July 7, 2006 –

     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated June 2006 monthly revenues of NT$18,206 million and unconsolidated net sales totaled NT$18,196 million, decreasing 9.6% respectively from last month. On a year-over-year comparison, June 2006 consolidated revenues increased by 14.1%, while unconsolidated net sales also rose by 14.1% .

     2Q2006 unaudited consolidated and unconsolidated revenues totaled NT$60,784 million and NT$60,767 million respectively, representing 31.4% and 32% Y-o-Y growth.

     Shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and other applications amounted to 3.25 million, a 4.4% decrease from May 2006. Shipments of small-and-medium-sized panels totaled 5.15 million, decreasing 14.6% sequentially.

     Preliminary shipments of large-sized panels for the second quarter was 10.09 million, increased 7.7% sequentially, while shipments for small- and medium-sized panels rose to total 18.07 million with a 14.3 % increase.

     (a) Large-size refers to panels that are 10 inches and above in diagonal measurement while small-and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales (1)(2)	Consolidated (3)	Unconsolidated
June 2006	18,206	18,196
May 2006	20,134	20,127
M-o-M Growth	(9.6%)	(9.6%)
June 2005	15,954	15,953
Y-o-Y Growth	14.1%	14.1%
Jan to June 2006	127,036	127,008
Jan to June 2005	85,084	85,010
Y-o-Y Growth	49.3%	49.4%

2
(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

#           #           #

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 15.1%* of global market share and generated revenue of NT$217.4billion (US$6.75 bn)* in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, three 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and AUO Technology Center specializing in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated June, 2006. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawen.hsiao@auo.com